November 6, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NW
Washington, D.C. 20549
Attention:  Michael R. Clampitt
    Mail Stop 4720

Re:          Cascade Bancorp
Preliminary Proxy Statement on Schedule 14A
File No. 000-23322

Dear Mr. Clampitt:

This letter sets forth the responses of Cascade Bancorp (the “Company” or “we”) to each of the comments contained in the letter dated November 6, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  We have attached for your review the changed pages from the proxy statement in response to these comments and in response to the staff’s comments on the company’s registration statement on Form S-1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Background and Purpose of Proposals 1 and 2, page 8

1.	With regard to the disclosures contained in the Form 8-K filed October 30, 2009, revise this section to add disclosure for the following issues:

•	Disclose the exchange of the TPS for debt and include how this will affect equity and the new required capital requirements;

•
Disclose the basis for the "needed" $129 million in capital (e.g., the dollar amount to get to the required levels of capital and the dollar amount of expected losses), $70 million to be raised from the public offering, $65 million to be raised in a private offering, and the effect on capital from the TPS exchange and the repayment required; and

•	Whether regulatory approval has been received or is not needed for these transactions.

November 6, 2009

RESPONSE:

•
We have added disclosure at page 9 with respect to the repurchase of the trust preferred securities.  The trust preferred securities are obligations of Cascade Bancorp and not of the Bank, and are treated as capital only at the Bancorp.  Therefore, the repurchase of the trust preferred securities has no effect on capital at the Bank and does not impact the amount of capital needed by the Bank to comply with the Order.  We have not discussed in the proxy statement or the S-1 the capital requirements at the Bancorp, since the Written Agreement with the Federal Reserve Bank of San Francisco described in the proxy statement does not require the Bancorp to achieve specific capital levels.

•
We have revised the disclosure on page 9 to provide more information on the basis for the amount of capital to be contributed to the Bank from the offering proceeds and effect on capital ratios.  As discussed above, the repurchase of the trust preferred securities does not affect capital at the Bank.  As supplemental information in response to your comment, the company’s current estimate for its fourth quarter results of operations is a range of net losses from $8 million to $18 million (exclusive of the gain from the repurchase of the trust preferred securities and the tax effects of the gain), assuming the transactions discussed in the proxy statement close in the fourth quarter and that there are no unanticipated tax effects.  This range reflects the fact that only one month of operations for this quarter has occurred and that the tax effects of the combination of the contemplated transactions are complex and subject to various judgments that are yet to be resolved.

•
We have added disclosure at page 9 to the effect that no banking regulatory approval is needed by the company for the private or public offering, but that regulatory approval is required from the Federal Reserve and the Oregon Division of Finance and Corporate Securities to repurchase the trust preferred securities, and that such approval has not yet been received.

2.	Revise the Form S-1 Summary section to add the disclosures requested above.

RESPONSE:  The Form S-1 Summary section will be revised to add the disclosures requested above.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 6, 2009

Any additional comments or questions may be addressed to Patricia L. Moss (541)-617-3517.

Sincerely,

/s/ Patricia L. Moss
President – Chief Executive Officer